Exhibit 2.1

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This First Amendment (this “Amendment”), dated as of January 24, 2008, to the Agreement and Plan of Merger, dated as of November 8, 2007 (the “Agreement”), by and among Home Holdings, LLC, a Delaware limited liability company (“Parent”), Home Merger Sub, Inc., a Delaware corporation and direct subsidiary of Parent (“Merger Sub”), and Restoration Hardware, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Section 7.4 of the Agreement provides that the Agreement may be amended in a writing signed by the parties thereto;

WHEREAS, the Board of Directors, after considering the unanimous recommendation of the Independent Committee, has by unanimous action of those directors who voted (i) determined that it is in the best interests of the Company and its stockholders that do not own Rollover Shares, and declared it advisable, to enter into this Amendment, (ii) approved the execution, delivery and performance by the Company of and the consummation of the transactions contemplated by the Agreement, as amended by this Amendment, including the Merger, and (iii) resolved and agreed to recommend adoption of the Agreement, as amended by this Amendment, by the stockholders of the Company upon the terms and subject to the conditions set forth in the Agreement, as amended by this Amendment;

WHEREAS, the manager of Parent and the board of directors of Merger Sub have each approved this Amendment, the Merger and the other transactions contemplated by the Agreement, as amended by this Amendment;

WHEREAS, concurrently with the execution of this Amendment, (i) Catterton Partners VI Offshore, L.P., an affiliate of Parent, will lend to the Company $4,375,000 in exchange for a Junior PIK Promissory Note (the “First Note”), which will be an unsecured obligation of the Company and (ii) Catterton Partners VI, L.P., an affiliate of Parent, will lend to the Company $20,625,000 in exchange for a Junior PIK Promissory Note (the “Second Note” and, together with the First Note, the “Notes”), which will be an unsecured obligation of the Company; and

WHEREAS, the parties hereto desire to amend the terms of the Agreement and to clarify certain understandings and agreements relating to the Agreement and the transactions contemplated thereby.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and agreements contained in this Amendment, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

1. AMENDMENT; DEFINITIONS

1.1 Amendment. The Agreement is amended as set forth in this Amendment. Except as specifically provided for in this Amendment all of the terms and conditions of the Agreement shall remain in full force and effect. Each reference in the Agreement to “hereof,” “hereunder” and “this Agreement” shall, from and after the date of this Amendment, refer to the Agreement, as amended by this Amendment. Each reference in the Agreement to the “date of the Agreement” or similar references (such as “to the date hereof”) shall refer to November 8, 2007.

1.2 Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

2. AMENDMENTS TO MERGER AGREEMENT

2.1 Amendment to Section 2.1(a). Section 2.1(a) of the Agreement is amended by deleting “$6.70” and replacing such amount with “$4.50.” All references in the Agreement to the “Merger Consideration” shall refer to “$4.50” in cash.

2.2 Disclosure Schedules. (a) The Company Disclosure Schedule is hereby supplemented in the manner set forth in the supplemental disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Amendment (the “Supplemental Company Schedule”). Hereafter all references to the “Company Disclosure Schedule” in the Agreement (including for purposes of Sections 5.1 and Articles III and VI thereof) and this Amendment shall mean the Company Disclosure Schedule as supplemented by the Supplemental Company Schedule. The Parent Disclosure Schedule is hereby supplemented in the manner set forth in the supplemental disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Amendment (the “Parent Supplemental Schedule” and, together with the Company Supplemental Schedule, the “Supplemental Schedules”). Hereafter all references to the “Parent Disclosure Schedule” in the Agreement (including for purposes of Articles IV and VI thereof) and this Amendment shall mean the Parent Disclosure Schedule as supplemented by the Supplemental Parent Schedule.

(b) The parties agree that each of the Supplemental Schedules shall be deemed a notice under Section 5.12 of the Agreement to the extent applicable. Notwithstanding the proviso at the end of Section 5.12, the Supplemental Schedules shall affect the representations, warranties or covenants of the parties set forth in Articles III and IV and Section 5.1 of the Agreement to the extent disclosed in the corresponding section or subsection of the appropriate Supplemental Schedule (it being agreed that disclosure of any information in a particular section or subsection of a Supplemental Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Agreement to which the reference of such information is reasonably apparent on its face).

2.3 Amendments to Section 3.1. The second sentence of Section 3.1 of the Agreement is hereby amended and restated as follows:

“As used in this Agreement, any reference to any facts, circumstances, events or changes having a “Company Material Adverse Effect” means any facts, circumstances, events or changes that (A) are, or could reasonably be expected to be, materially adverse to the business, assets and liabilities of the Company and its Subsidiaries, taken as a whole, or (B) materially impair the ability of the Company to consummate, or prevent, the Merger or would reasonably be expected to do so; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect: (a) facts, circumstances, events or changes generally affecting the home building industry or home furnishings retail industry in the United States or the economy or the financial or securities markets in the United States or elsewhere in the world, including regulatory and political conditions or developments (including any outbreak or escalation of hostilities or acts of war or terrorism) or changes in interest rates; (b) hurricanes or floods; (c) facts, circumstances, events or changes resulting from (x) the announcement or the pendency of this Agreement or the announcement of the Merger or any of the other transactions contemplated by this Agreement, or (y) changes in applicable Law, GAAP or accounting standards (provided that such changes are first announced after the date hereof); (d) changes in the market price or trading volume of the Company Common Stock; (e) changes in any analyst’s recommendations, any financial strength rating or any other recommendations or ratings as to the Company or its Subsidiaries (including, in and of itself, any failure to meet analyst projections); (f) failure by the Company to meet any projections, estimates or budgets for any period prior to, on or after the date of this Agreement (including projections relating to the fourth quarter of 2007); or (g) a material adverse change in the financial condition, results of operation or financial performance of the Company; provided, further, that (I) any change, effect, development, event or occurrence described in the foregoing clauses (a) and (c)(y) above shall not constitute or give rise to a Company Material Adverse Effect only if and to the extent that such change, effect, development, event or occurrence does not have a disproportionate effect on the Company and its Subsidiaries as compared to other persons in the home building industry or home furnishings retail industry, (II) the facts, circumstances or events underlying the change, effect or failure in each of clauses (d) and (e) shall not be excluded to the extent such facts, circumstances or events would otherwise constitute a Company Material Adverse Effect and (III) the exception in clause (g) shall not be deemed to exclude a material adverse effect that occurs as a result of the change described in clause (g) if and to the extent that such effect gives rise to a breach of a representation or warranty set forth in Article III (other than with respect to the representations and warranties in Section 3.11(a) and (b) of the Agreement or Section 2.4(c) of this Amendment).”

2.4 Additional Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub as follows:

(a) Corporate Authority Relative to this Amendment. The Company has requisite corporate power and authority to enter into this Amendment and, subject to receipt of the

Company Stockholder Approval, to consummate the transactions contemplated by the Agreement, as amended by this Amendment. The execution and delivery of this Amendment and the consummation of the transactions contemplated by the Agreement, as amended by this Amendment, have been duly and validly authorized by the Board of Directors acting by unanimous action of those directors who voted, and, recommended unanimously by the Independent Committee and, except for (i) the Company Stockholder Approvals, and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the Agreement, as amended by this Amendment, or the consummation of the transactions contemplated by the Agreement, as amended by this Amendment. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Amendment by Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(b) Board Recommendation. Each of the representations and warranties in the third and fourth sentences of Section 3.4 of the Agreement are true and correct as if made anew as of the date of this Amendment with respect to the transactions contemplated by the Agreement, as amended by this Amendment.

(c) Absence of Certain Changes or Events. Except as set forth in Section 3.11 of the Company Disclosure Schedule (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to the representation and warranty in this paragraph (c) if reference of such information is reasonably apparent on its face), since February 2, 2007 to the date of this Amendment, there has not been any event, development or state of circumstances that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect.

(d) Opinion of Financial Advisors. The Independent Committee has received the opinion of UBS Securities LLC (the “Advisor”) dated the date of this Amendment, to the effect that, as of such date, the Merger Consideration to be received by the holders of the Company Common Stock (other than Rollover Participants and Vardon) is fair to such holders from a financial point of view. An executed copy of such opinion has been made available to Parent. As of the date of this Amendment, such opinion has not been withdrawn, revoked or modified.

2.5 Additional Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby represent and warrant to the Company as follows:

(a) Corporate Authority Relative to this Amendment. Each of Parent and Merger Sub has all requisite corporate or other power and authority to enter into this Amendment and to consummate the transactions contemplated by the Agreement, as amended by this Amendment. The execution and delivery of this Amendment and the consummation of the transactions contemplated by the Agreement, as amended by this Amendment, have been duly and validly authorized by the manager of Parent and the board of directors of Merger Sub and by Parent, as the sole stockholder of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Amendment or the consummation of the transactions contemplated by the Agreement, as amended by this Amendment. This Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Amendment by the Company, this Amendment constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

(b) Parent has delivered on the date of this Amendment to the Company true, accurate and complete copies of executed equity commitment letters (the “Equity Commitments”) from Catterton Partners VI, L.P. and Catterton Partners VI Offshore, L.P. to provide equity financing to Parent and/or Merger Sub (the “Financing”). As of the date of this Amendment, (i) the Equity Commitments are in full force and effect and a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, and the Equity Commitments have not been withdrawn or terminated or otherwise amended or modified in any respect and (ii) neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth therein and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth in the Equity Commitments. As of the date of this Amendment, subject to the accuracy of the representations and warranties of the Company set forth in Article III of the Agreement, and the satisfaction of the conditions set forth in Sections 6.1 and 6.3 thereof, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy the conditions of closing to be satisfied by it set forth in the Equity Commitments on the Closing Date. Assuming the funding of the Financing in accordance with the Equity Commitments and the satisfaction of the obligations of the Rollover Participants with respect to their Rollover Shares and Vardon with respect to the Investment Agreement, the proceeds from such Financing constitute all of the financing required for the consummation of the transactions contemplated by the Agreement, as amended by this Amendment, and, together with the Company’s current $190 million credit facility with Bank of America, N.A. (the Parent and the Company have received from Bank of America, N.A. a waiver letter pursuant to which Bank of America, N.A. has agreed to maintain in place the Company’s credit facility following the Merger, subject only to certain conditions as set forth in such waiver letter), are sufficient for the satisfaction of all of Parent’s and Merger Sub’s financial obligations under the Agreement, as amended by this Amendment, including the payment of the Merger Consideration (and any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation). The Equity Commitments contain all of the conditions precedent to the obligations of the funding party to make the equity financing thereunder available to Parent and/or Merger Sub on the terms therein. Parent has fully paid any and all commitment fees that have been incurred and are due and payable in connection with the Equity Commitments prior to the date hereof, and Parent will pay when due all other commitment fees arising under the Equity Commitments as and when they become payable. The Company agrees and acknowledges that the equity commitment letters from Catterton

Partners VI, L.P. and Catterton Partners VI Offshore, L.P. delivered on November 8, 2007 have been terminated pursuant to the terms of the Equity Commitments, and no party has any liability whatsoever thereunder. On November 8, 2007 Parent delivered to the Company guarantees (the “Guarantees”) addressed to the Company from each of Catterton Partners VI, L.P. and Catterton Partners VI Offshore, L.P. (collectively, the “Guarantors”) with respect to certain matters on the terms specified therein. The Guarantees are in full force and effect and are a legal, valid and binding obligation of the Guarantors. Assuming the satisfaction of the obligations of the Rollover Participants with respect to the Rollover Shares and Vardon with respect to the Investment Agreement, at Closing, Parent will have sufficient funds to pay the full cash portion of the Merger Consideration contemplated by the Agreement, as amended by this Amendment, the aggregate consideration to be paid to each holder of Company Stock Options pursuant to Section 2.3 of the Agreement and Restricted Stock Units pursuant to Section 2.4 of the Agreement, and to pay all related fees and expenses of Parent associated with the transactions contemplated by the Agreement, as amended by this Amendment.

2.6 Deletion of Section 4.5. Section 4.5 of the Agreement is hereby deleted in its entirety.

2.7 Acceptable Confidentiality Agreement. The parties agree that the letter agreement, dated December 7, 2007, between the Company and Sears Holdings Corporation constitutes an Acceptable Confidentiality Agreement under the terms of the Agreement. As of the date hereof, the parties have entered into an amendment to the Confidentiality Agreement between the Company and Catterton Management Company, LLC.

2.8 Amendment to Section 5.3(a).

(a) Section 5.3(a) is hereby amended and restated in its entirety as follows:

“Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York time, on February 28, 2008, the date that is 35 days after January 24, 2008 (the “Solicitation Period End-Date”), the Company and its Representatives shall have the right (acting under the direction of the Board of Directors (or the Independent Committee)) to, directly or indirectly: (i) solicit, initiate and encourage any Acquisition Proposals, including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided that any non-public information provided to any person given such access shall have been previously provided to Parent or shall be provided to Parent prior to or substantially at the same time as it is provided to such person and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations.”

2.9 Amendment to Section 5.4(a). The second sentence of Section 5.4(a) of the Agreement is hereby amended and restated as follows:

“In connection with the Merger and the Company Meeting, the Company shall use commercially reasonable efforts to prepare and file with the SEC the Proxy Statement and the Company and Parent shall use commercially reasonable efforts to prepare and file the Schedule 13E-3 relating to the Merger and the other transactions contemplated by this Agreement in preliminary form as required by the Exchange Act as promptly as reasonably practicable and with the intent of filing the Schedule 13E-3 and Proxy Statement with the SEC no later than the tenth business day after the date of the Amendment, subject to the Company receiving all necessary information from Parent, its affiliates and other third parties required to be provided in the Schedule 13E-3.”

2.10 Amendment to Section 5.6(b). Clause (i) of the first sentence in Section 5.6(b) of the Agreement is hereby amended and restated as follows: “promptly, but in no event later than the second business day after the Solicitation Period End Date”.

2.11 Amendment to Section 6.1(a). Section 6.1(a) of the Agreement is hereby amended and restated in its entirety as follows: “The Company shall have obtained both (i) the Company Stockholder Approval and (ii) the affirmative vote to adopt the Agreement of a majority of the number of Shares present in person or by proxy and voting at the Company Meeting which are held by holders that have not submitted an Acquisition Proposal (as defined in Section 5.3 of the Agreement) at any time after November 8, 2007 and are not Rollover Participants or Vardon (the “Special Stockholder Approval” and together with the Company Stockholder Approval, the “Company Stockholder Approvals”).”

2.12 Amendment to Section 6.3(c). Section 6.3(c) of the Agreement is hereby amended and restated in its entirety as follows: “Since the date of the Amendment, there shall not have occurred any Company Material Adverse Effect.”

2.13 Amendment to Section 7.1(b)(i). Section 7.1(b)(i) of the Agreement is amended by deleting “April 30, 2008” and replacing such date with “June 30, 2008.” All references in the Agreement to the “Outside Date” shall refer to “June 30, 2008”.

2.14 Amendments to Section 7.3(f). Subsections (iii), (iv) and (vi) of Section 7.3(f) of the Agreement are hereby amended and restated in their entirety as follows:

“(iii) “No Vote Termination Fee” means an amount equal to $1,776,000.”

“(iv) “Parent Expenses” means (A) the Arrangement Fee (as defined in the letter agreement, dated as of January 24, 2008, by and between the Company and Catterton Management LLC (the “Fee Letter”)) and (B) all reasonable out-of-pocket expenses of Parent and Merger Sub (including all fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants to Parent and Merger Sub and their affiliates) incurred by Parent or Merger Sub or on its behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, excluding any fees, costs or expenses payable to Parent, Merger Sub or any of their respective affiliates or personnel; provided, however, in the event that this Agreement is terminated (A) by Parent pursuant to Section

7.1(c)(ii) in a circumstance in which the event giving rise to the right of termination is based on the submission of an Acquisition Proposal by an Excluded Party or (B) by the Company pursuant to Section 7.1(d)(ii) in order to enter into an Alternative Acquisition Agreement with an Excluded Party, “Parent Expenses” shall not exceed an amount equal to $3,560,000. For the avoidance of doubt, in no event shall the Company be obligated to pay the Arrangement Fee as contemplated by the Fee Letter on more than one occasion and if the Company pays the Arrangement Fee as contemplated under the Agreement as amended by this Amendment then any further obligation to pay such Arrangement Fee in whole or in part as contemplated under the Fee Letter shall be fully discharged and extinguished.”

“(vi) “Termination Fee” means an amount equal to $7,103,000, except that in the event that this Agreement is terminated (A) by Parent pursuant to Section 7.1(c)(ii) in a circumstance in which the event giving rise to the right of termination is based on the submission of an Acquisition Proposal by an Excluded Party or (B) by the Company pursuant to Section 7.1(d)(ii) in order to enter into an Alternative Acquisition Agreement with an Excluded Party, “Termination Fee” shall mean an amount equal to $4,440,000.”

2.15 Amendment to Section 8.12.

(a) The eighth sentence of Section 8.12 of the Agreement is hereby amended and restated as follows: “As used in this Agreement, “Rollover Agreements” means the agreements as amended on or before January 24, 2008 between certain stockholders of the Company who will be Rollover Participants and Parent or Parent’s affiliate.”

(b) The ninth sentence of Section 8.12 of the Agreement is hereby amended and restated as follows: “As used in this Agreement, “Voting Agreements” means the stockholder voting agreements as amended on or before January 24, 2008 between certain stockholders of the Company and the Company.”

(c) The tenth sentence of Section 8.12 of the Agreement is hereby amended and restated as follows: “As used in this Agreement, “Investment Agreement” means the agreement as amended on or before January 24, 2008 between Parent and Vardon Capital Management, LLC (“Vardon”).”

3. GENERAL

3.1 Miscellaneous Terms. The provisions of Article VIII of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

HOME HOLDINGS, LLC

By:	/s/ J. Michael Chu
Name:	J. Michael Chu
Title:	President

HOME MERGER SUB, INC.

By:	/s/ J. Michael Chu
Name:	J. Michael Chu
Title:	President

RESTORATION HARDWARE, INC.

By:	/s/ Chris Newman
Name:	Chris Newman
Title:	Chief Financial Officer

[Signature page to Amendment to Merger Agreement]